Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Barbara Cano Breakstone Group 646-452-2334 bcano@breakstone-group.com

For Immediate Release

Stream Reports Third Consecutive Quarter of Positive EBITDA for 3Q06

WARSAW, Poland, November 30, 2006 – Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced unaudited results for the three- and nine-month periods ending September 30, 2006.

Stream’s president, Mr. Jan S. Rynkiewicz, commented, “This was another strong quarter where revenues continued to grow and operating efficiencies were improved. We also continued with the successful implementation of our extensive cost-control and corporate reorganization program, which we expect to complete by year-end. Our management team in Poland is also finalizing new initiatives in marketing strategies, daily operations and management systems to improve revenues and expand our business.  For example, the recently completed network upgrade in Czestochowa will allow Stream to add Internet to its service offering offer in that area.”

“As our results demonstrate, our existing subscriber base allows us to cover normal operating expenses, while continued growth will generate cash flow to sustain debt, a new milestone for the company. In this respect, we have identified and assessed several target acquisition networks in Poland and are considering financing proposals in both the equity and debt markets to move to the next level,” closed Mr. Rynkiewicz.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Canadian generally accepted accounting principles, and expressed in Canadian dollars.

2 See EBITDA calculations on tables 2 and 4.

THIRD QUARTER 2006 CONSOLIDATED RESULTS

Revenues

Revenues for the quarter rose 15.1% to $1,651,997 from $1,435,392 in the third quarter of 2005, after adjusting for currency fluctuations from Polish Zloty to Canadian dollars. In Polish Zloty, revenues for the period rose 16.4%, to 4,582,028 PLN, up from 3,935,127 PLN in 3Q05.

Overall Expenses

Overall expenses for the quarter declined 3.9% to $1,537,433, or 93.1% of revenues, from $1,599,877, or 111.5% of revenues, for the year-ago quarter.

Administration and services expenses rose 116.3% YoY, to $339,248 from $156,841. As a percentage of revenues, administration and services expenses rose to 20.5% from 10.9% in the year-ago quarter. This increase resulted principally from one-time expenses related to the centralization and optimization of third-party client-service providers and related activities.

Sales and marketing expenses declined 61.1% during the period to $37,458, or 2.3% of revenues, from $96,185, or 6.7% or revenues.

Table 1: Overall Expenses

Profit from Operations (before amortization and other items) and EBITDA

Profit from operations (before amortization and other items) for 3Q06 was $114,564 compared to a loss of $164,485 for the same period of last year. Operating margin, in turn, improved to 6.9%, from negative 11.5% for 3Q05.

EBITDA for the quarter improved to $205,737, from negative $89,769 in 3Q05. EBITDA margin, as a result, rose to 12.5%, from negative 5.4% in the year-ago period.

Table 2: EBITDA*

* EBITDA does not include the following other items: interest income, financing expenses, standby guarantee, restructuring costs, foreign exchange gain/loss. See “Consolidated Statements of Operations and Deficit “ for more detail.

Net Loss

During the quarter the company recorded a net loss of $356,981, or negative $0.01 per share. This was a $502,369 improvement from the $859,350 loss, or negative $0.02 per share in 3Q05.

The net loss also reflects $200,000 in restructuring charges in connection with the reorganization of the Polish operations as part of the cost cutting program launched in mid-2006, and a $49,192 provision for income taxes.. The company expects to complete its reorganization program in both Canada and Poland by year-end.

NINE MONTHS ENDED SEPTEMBER 30, 2006 CONSOLIDATED RESULTS

Revenues

Revenues for the period rose 10.4% to $4,765,816 from $4,318,423 in 9MH05, after adjusting for currency fluctuation from Polish Zloty to Canadian dollars. In Polish Zloty, revenues for the period rose 16.6%, to 13,244,679 PLN, up from 11,358,705 PLN in 9M05.

Overall Expenses

Overall expenses for the period declined 40.8% YoY, to $4,400,653, or 92.3% of revenues, from $7,431,778, or 155.9% of revenues for the year-ago period.

Administration and services expenses rose 13.6% YoY, to $824,586 from $725,996 in 9M05. As a percentage of revenues, administration and services expenses rose to 17.3% from 15.2% in 9M05.

Sales and marketing expenses declined 44.3% during the period to $93,344, or 2.0% of revenues, from $167,489, or 3.5% of revenues.

Table 3: Overall Expenses

Profit from Operations (before amortization and other items) and EBITDA

Profit from operations (before amortization and other items) for 9M06 was $365,163 compared to a loss of $3,113,355 for 9M05. Operating margin, in turn, improved to 7.7%, from negative 72.1% for 9M05.

EBITDA for the period improved to $598,992, from negative $2,843,307 in 9M05. EBITDA margin, as a result, rose to 12.6%, from negative 65.8% in the year-ago period.

Table 4: EBITDA*

* EBITDA does not include the following other items: interest income, financing expenses, standby guarantee, restructuring costs, foreign exchange gain/loss. See “Consolidated Statements of Operations and Deficit “ for more detail.

Net Loss

During the period the company recorded a net loss of $2,268,193, or negative $0.03 per share. This was a $2,716,292 improvement from the $4,984,485 net loss, or negative $0.12 per share in 9M05.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2006, the company had a working capital deficit of $1,824,677, an improvement of $727,497 as of December 31, 2005, when the company had a capital deficit of $2,552,174. The deficiency was financed with proceeds from private placements, shares issued for services, and a bank credit facility in Poland. The company received a total of $1,795,741 from placements done in the current quarter.

As of September 30, 2006 the company had a bank credit facility in Poland of $ 900,000 USD.

KEY DEVELOPMENTS

Stream Obtained Underwriting Commitment for a PLN 14 Million Bond Issuance
Subject to Final Due Diligence of its Network.

On October 3, 2006, the company signed a term sheet with a Polish commercial bank to issue bonds totalling PLN 14,000,000 (approximately US$4.5 million). The bank has agreed to underwrite the entire bond issue. The bonds will have a 5-year maturity and will pay an annual interest rate of WIBOR plus 2.3% p.a., currently equal to 6.5%.

The loan will be used to complete the upgrade and modernization of the existing network. As a result of the upgrade, the network will be 100% bi-directional where it makes economic sense.  This modernization will allow Stream to continue offering new services under its triple-play strategy and will result in headends integration and operational cost reduction. Funds will also be used to develop the company’s Wi-Max project and to acquire and implement a new CRM billing platform.

This transaction is expected to close in mid December and is subject to final due diligence of Stream’s networks and thereafter final approval by the lending bank’s credit committee.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

 - Financial Tables to Follow -

Stream Communications and Network & Media Inc.

Consolidated Balance Sheets

Unaudited

(In Canadian Dollars)

Stream Communications and Network & Media Inc.

Consolidated Statements of Operations and Deficit

Unaudited

(In Canadian Dollars)

Stream Communications and Network & Media Inc.

Consolidated Statements of Cash Flows

Unaudited

(In Canadian Dollars)